SUN LIFE FINANCIAL SERVICES OF CANADA INC.

JUNE 4, 2003

NOTICE OF ANNUAL MEETING OF
COMMON SHAREHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of Sun Life Financial Services of Canada Inc. to be held at the Metro Toronto Convention Centre, South Building, Room 801, 222 Bremner Boulevard, Toronto, Ontario, Canada on Wednesday, June 4, 2003 at 10:00 a.m.

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

The meeting will be held at the same time and in the same place as the Annual Meeting of the Shareholder and Policyholders of Sun Life Assurance Company of Canada. The formal business of each meeting will, however, be conducted separately. Since the operations of the two corporations are closely integrated, the presentations at the meeting will be addressed to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings has taken place.

Your participation at the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it by no later than 4:30 p.m. (Toronto time) on Monday, June 2, 2003 in the manner described in the Management Information Circular. If your shares are not registered in your name, but are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.

We look forward to seeing you at the meeting.

Donald A. Stewart Chairman and Chief Executive Officer	William W. Stinson Lead Director

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le Secrétaire en écrivant au 150 rue King ouest, 6e étage, Toronto (Ontario), Canada, M5H 1J9, en composant le 1-800-786-5433 ou encore en envoyant un courriel à actionnairesindividuels@sunlife.com.

Sun Life Financial Services of Canada Inc.
(the “Corporation”)
Notice of Annual Meeting
June 4, 2003

The Annual Meeting of Shareholders of Sun Life Financial Services of Canada Inc. will be held at the Metro Toronto Convention Centre, South Building, Room 801, 222 Bremner Boulevard, Toronto, Ontario, Canada, on Wednesday, June 4, 2003 at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the reports of the auditor and the actuary on those statements;

2.	to consider, and if thought fit, to approve the special resolution set out in Schedule A of the attached Management Information Circular, to change the name of the Corporation;

3.	to consider, and if thought fit, to approve the resolution set out in Schedule B of the attached Management Information Circular, to amend By-Law No. 1 to change the term of election of directors;

4.	to consider, and if thought fit, to approve the special resolution set out in Schedule C of the attached Management Information Circular, to amend By-Law No. 1 to increase the limit on the aggregate amount of maximum Directors’ compensation;

5.	to consider, and if thought fit, to approve the resolution set out in Schedule D of the attached Management Information Circular, to amend By-Law No. 1 to change the designated alternate chairman of the meetings of shareholders;

6.	to elect directors;

7.	to appoint auditors;

8.	to consider certain proposals submitted by shareholders set out in Schedule E of the attached Management Information Circular; and

9.	to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada.

The number of eligible votes that may be cast at the meeting as of April 17, 2003 is 611,970,010.

The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

If you were a registered shareholder at the close of business on April 17, 2003, you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose. For your vote to be recorded your proxy form must be received no later than 4:30 p.m. (Toronto time) on Monday, June 2, 2003 by our transfer agent, CIBC Mellon Trust Company, by mail at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by fax at (416) 368-2502. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular. Shareholders residing outside North America should mail their proxies to our agents at the following addresses to be received no later than 4:30 p.m. (Toronto time) on Monday, June 2, 2003:

If you reside in the United Kingdom, the Republic of Ireland, the Channel Islands or the Isle of Man:

Capita IRG Plc
Bourne House, 34
Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

If you reside in the Philippines:

The Hongkong and Shanghai Banking Corporation Limited
30th Floor, The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila
Philippines

If you reside in Hong Kong:

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

If you reside elsewhere:

CIBC Mellon Trust Company
200 Queen’s Quay East
Unit 6
Toronto, Ontario
Canada M5A 4K9

Shareholders residing outside North America can also fax their proxies to CIBC Mellon Trust Company at (416) 368-2502.

If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 4:30 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board of Directors,

Joan M. Wilson
Vice-President and Corporate Secretary

April 17, 2003

Sun Life Financial Services of Canada Inc.
Management Information Circular
Dated April 17, 2003

ABOUT THIS DOCUMENT

Throughout this document, the Corporation, us and our refer to Sun Life Financial Services of Canada Inc., Sun Life Assurance and Company refer to Sun Life Assurance Company of Canada, you and your refer to the shareholders of the Corporation, and the Act means the Insurance Companies Act (Canada).

SOLICITATION OF PROXIES

This Management Information Circular explains in detail the items of business that will be considered at the Annual Meeting of Shareholders (the “meeting”) of the Corporation to be held on June 4, 2003. It is furnished to you in connection with the solicitation by or on behalf of the Board of Directors and management of the Corporation of proxies to be used at the meeting and at any adjournment of the meeting. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Corporation and its affiliates or by an agent. The Corporation will be using the services of Georgeson Shareholder Communications Canada to solicit proxies. The estimated cost of such services is $45,000. All costs of solicitation will be borne by the Corporation.

If you have any questions regarding the meeting, please call one of the following numbers:

Canada	1 877 224 1760 (English)	1 888 290 0048 (French)

United States	1 877 224 1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 683 2601	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416 348 9412

VOTING INFORMATION

Who Can Vote

If you were a shareholder at the close of business on April 17, 2003, you will be entitled to vote at the meeting. One vote is attached to each common share. The Act prohibits the exercise of the voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

If you acquired shares after April 17, 2003, in order to be able to vote those shares at the meeting you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request, no later than the close of business on May 26, 2003, that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at the Corporation’s head office address, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9.

Who Counts the Votes

Proxies are counted and tabulated by the Corporation’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not usually submitted to management unless they contain comments from shareholders clearly intended for management, or when required under applicable law.

Voting Securities

As at April 17, 2003, a total of 611,970,010 common shares were outstanding. To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

How to Vote Your Shares

Registered Shareholders

If you are a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. The persons named in the enclosed proxy form are directors of the Corporation. However, you may appoint another person as your proxyholder, including someone who is not a shareholder, by printing that person’s name in the blank space on the proxy form. Sign, date and return the proxy form in the envelope provided for this purpose.

If you have specified on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then your proxyholder must vote your shares according to your wishes. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit on that matter. If you have appointed the representatives named on the proxy form as your proxyholder, and you have not specified how they should vote, your shares will be voted:

FOR the change of name of the Corporation;

FOR the amendment to By-Law No. 1 to change the term of election of directors;

FOR the amendment to By-Law No. 1 to increase the aggregate amount of maximum Directors’ compensation;

FOR the amendment to By-Law No. 1 to change the designated alternate chairman of the meetings of shareholders;

FOR the election of the proposed nominees as directors;

FOR the appointment of Deloitte & Touche LLP as auditors; and

AGAINST Shareholder Proposals Nos. 1 to 5.

If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxyholder can vote your shares as he or she sees fit.

The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the management of the Corporation as of the date of this Management Information Circular.

To record your vote, you must return the signed proxy form by no later than 4:30 p.m. (Toronto time) on Monday, June 2, 2003 in the manner described in the Notice of Annual Meeting. If you wish to vote in person at the meeting do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.

Share Ownership Account Participants

A shareholder who holds a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or via the Internet. For telephone voting in Canada, please call 1-877-290-3210 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.proxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 4:30 p.m. (Toronto time) on Monday, June 2, 2003 as described in the Notice of Annual Meeting. Information contained in or otherwise accessible through the websites referred to herein do not form a part of the Management Information Circular. All such website references are inactive textual references only.

If you hold a Share Ownership Statement and wish to vote in person you should register with the transfer agent upon arriving at the meeting.

Non-registered Shareholders

If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian) you should carefully follow the instructions on the request for voting instructions or the proxy form that you receive from the intermediary, in order to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.

Since the Corporation does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person, you should insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder then follow your intermediary’s instructions for returning the proxy form.

Changing Your Mind

If you are a registered shareholder and you have returned a proxy form you may revoke it by:

(a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

(b)	depositing a written statement signed by you or your attorney as authorized by you in writing:

(i)	at the head office of the Corporation, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including June 3, 2003, or, if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

(ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

Voting instructions conveyed by mail, by facsimile or in person by a later dated instrument in writing or conveyed by telephone or the Internet will revoke any prior voting instructions. However, if you are a Share Account participant you will not be able to vote by telephone or internet (and thereby revoke any prior voting instructions) after 4:30 p.m. on June 2, 2003.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may not take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.

Votes Required for Approval

A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting, except for the special resolutions to change the name of the Corporation and to increase the limit on the maximum aggregate amount of Directors’ compensation, which require a two-thirds majority.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the reports of the auditor and the actuary on those statements, are included in the 2002 Annual Report mailed to shareholders. They will be placed before the shareholders at the meeting.

Change To The Name Of The Corporation

At this meeting, you are being asked to consider and, if thought fit, approve a special resolution authorizing the Corporation to shorten its name from Sun Life Financial Services of Canada Inc. to Sun Life Financial Inc. The proposed name change is consistent with the Corporation’s branding strategy and better reflects the international scope of the Corporation’s operations. In order to become effective, the special resolution must be passed by two-thirds of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the special resolution set out in Schedule A.

First Amendment To By-Law No. 1 — Annual Election Of Directors

On April 2, 2003, the directors approved an amendment to By-Law No. 1 of the Corporation to change the directors’ term of office from three years to one year. This change means that, commencing with this meeting, each director of the Corporation nominated for election will only be elected for a term of one year. Directors with unexpired terms of office will not be affected by this By-Law amendment until their terms expire. The directors believe that the annual election of all directors will provide enhanced accountability to shareholders and will further strengthen the Corporation’s governance practices. In order to continue to be effective, this By-Law amendment must be confirmed by a majority of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the resolution set out in Schedule B.

Second Amendment To By-Law No. 1 — Maximum Directors’ Compensation

On April 2, 2003, the directors approved an amendment to By-Law No. 1 of the Corporation to increase the maximum aggregate compensation payable to all directors in a financial year from $950,000 to $1,250,000 per year. In view of the increasing workload of the board and the growing complexity of the Corporation’s Canadian and international operations, it is recommended that shareholders approve an increase in the maximum aggregate amount of remuneration that may be paid to the directors in any year to $1,250,000. In order to continue to be effective, this By-Law amendment must be confirmed by two-thirds of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the special resolution set out in Schedule C.

Third Amendment To By-Law No. 1 — Alternate Chairman Of Meeting

On April 2, 2003, the directors approved an amendment to By-Law No. 1 of the Corporation to designate a non-management director chosen by the directors who are present at the meeting as the first alternate chairman. The purpose of this change is to require a director to be selected as the alternate chairman of meetings when the Chairman is absent. In order to continue to be effective, this By-Law amendment must be confirmed by a majority of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the resolution set out in Schedule D.

ELECTION OF DIRECTORS

As of the date of this Management Information Circular, there are 18 directors on the board. At the meeting, five directors are to be elected. David G. Vice will retire from the board at the close of the meeting. There will then be 17 directors on the board. All directors are also directors of Sun Life Assurance, the wholly owned principal operating subsidiary of the Corporation.

This year, assuming the approval of the first amendment to By-Law No. 1 set out above, five directors are being nominated for a term of one year, which will expire at the close of the annual meeting in 2004. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the following nominees for the five positions to be filled at the meeting:

Stanley H. Hartt

John D. McNeil

Sir Bob Reid

Donald A. Stewart

William W. Stinson.

If the first amendment to By-Law No. 1 is not approved, the foregoing directors are being nominated for the terms which will expire at the close of the annual meeting in the following years:

Stanley H. Hartt	2006

John D. McNeil	2004

Sir Bob Reid	2004

Donald A. Stewart	2006

William W. Stinson	2004.

In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the foregoing nominees for the five positions to be filled at the meeting.

All nominees were directors in 2002. Each of the nominees satisfies the Corporation’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Board of Directors does not contemplate that any of the proposed nominees will be unable to serve as a director, but should that occur for any reason prior to the meeting, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.

The following table sets out the names of the directors, together with their municipality of residence, age, year first elected or appointed a director and when their term expires, principal occupation, other directorships and memberships on board committees. Share ownership as of April 8, 2003 is also indicated in the table in the form of common shares beneficially owned, directly or indirectly, by the directors and deferred share units (DSUs) credited to the directors under the Directors’ Share Compensation Plan. Further grants under the Directors’ Stock Option Plan were discontinued as of April 2, 2003. Options outstanding under the Directors’ Stock Option Plan are indicated. Directors’ compensation is explained on pages 13 and 14.

Robert M. Astley Waterloo, ON Age: 58 Director Since(1): 2002 Director Since(1:Δ1989 Term Expires(2): 2004 Common shares: 88,283	Mr. Astley is President, Sun Life Financial Canada and a director of the Corporation and Sun Life Assurance. Prior to January 2003, he was also President and Chief Executive Officer of Clarica Life Insurance Company.

James C. Baillie Toronto, ON Age: 64 Director Since: 2000 Term Expires: 2005 Common shares: 6,900 DSUs: 4,177 Options: 4,000	Mr. Baillie is of Counsel with Torys LLP, a law firm. Prior to January 2000, Mr. Baillie was a Partner at Torys. Mr. Baillie is Chairman of Corel Corporation, the Independent Electricity Market Operator (Ontario) and the Auditing and Assurance Standards Oversight Council. He is a director of Sussex Circle Inc. Mr. Baillie also serves on the Board of Directors of several of the Corporation’s subsidiaries in the United States.

He is a member of the Audit, Conduct Review and Management Resources Committees.

William R. Fatt Toronto, ON Age: 52 Director Since: 2001 Term Expires: 2004 Common shares: 2,000 DSUs: 4,186 Options: 4,000	Mr. Fatt is Chief Executive Officer of Fairmont Hotels & Resorts Inc., an owner/operator of luxury and first class hotels and resorts. Mr. Fatt is Vice- Chairman of Legacy Hotels Real Estate Investment Trust and a director of Enbridge Inc., EnCana Corporation and The Jim Pattison Group.

He is a member of the Management Resources and Risk Review Committees.

David A. Ganong St. Stephen, NB Age: 59 Director Since: 2002 Director Sine:Δ1991 Term Expires: 2005 Common shares: 7,567 DSUs: 509 Stock Options: 2,000	Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is a director of Air Canada and New Brunswick and Canada Railway.

He is a member of the Governance and Management Resources Committees.

Germaine Gibara, CFA Montreal, QC Age: 58 Director Since: 2002 Director Since: Δ1997 Term Expires: 2004 Common shares: 4,030 DSUs: 486 Options: 2,000	Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of Corel Corporation, Pechiney Group, the Auditing and Assurance Standards Oversight Council and CPP Investment Board.

She is a member of the Governance and Risk Review Committees.

Stanley H. Hartt, OC, QC(3) Toronto, ON Age: 65 Director Since: 1993 Term Expires: 2003 Common shares: — DSUs: 790 Options: 3,000	Mr. Hartt is Chairman of Citigroup Global Markets Canada Inc., an investment bank. Mr. Hartt is Chairman of O&Y Properties Corporation and a director of Citibank Canada as well as several Canadian foundations.

He is a member of the Audit, Conduct Review and Risk Review Committees.

Krystyna T. Hoeg, CA Toronto, ON Age: 53 Director Since: 2002 Director Since: Δ1999 Term Expires: 2005 Common shares: 3,405 DSUs: — Options: 2,000	Ms. Hoeg is President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She is a member of the Audit and Conduct Review Committees.

Idalene F. Kesner(4) Bloomington, IN Age: 45 Director Since: 2002 Director Since: Δ1997 Term Expires: 2005 Common shares: 1,000 DSUs: — Options: 2,000	Professor Kesner is the Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post secondary educational institution. Professor Kesner is a director of Harriet & Henderson Yarns, Inc.

She is a member of the Audit and Conduct Review Committees.

John D. McNeil, CFA Toronto, ON Age: 69 Director Since: 1987 Term Expires: 2003 Common shares: 60,100 DSUs: 3,819 Options: 4,000	Mr. McNeil is Chairman of Fairmont Hotels & Resorts Inc. He served as Chairman and Chief Executive Officer of Sun Life Assurance from May 1988 to April 1998 and as Chairman from April 1998 to April 1999 when he retired. Mr. McNeil is a director of Shell Canada Limited, DWL Incorporated, Hampton Re Holdings Limited, Hampton Re Limited and CP Ships Limited.

He is a member of the Risk Review Committee.

Bertin F. Nadeau Montreal, QC Age: 62 Director Since: 1990 Term Expires: 2005 Common shares: 10,256 DSUs: — Options: 4,000	Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company and a director of Lafarge North America Inc.

He is Chairman of the Governance Committee and a member of the Risk Review Committee.

Ronald W. Osborne, FCA Toronto, ON Age: 56 Director Since: 1989 Term Expires: 2004 Common shares: 13,599 DSUs: — Options: 4,000	Mr. Osborne is President and Chief Executive Officer of Ontario Power Generation Inc., an electricity generation company. Mr. Osborne is a director of Air Canada and Shell Canada Limited.

He is Chairman of the Audit and Conduct Review Committees and a member of the Management Resources Committee.

Madeleine M. Paquin Ile des Soeurs, QC Age: 40 Director Since: 2001 Term Expires: 2004 Common shares: 1,000 DSUs: 1,936 Options: 4,000	Ms. Paquin is President and Chief Executive Officer of Logistec Corporation, a cargo handling and marine services company. Ms. Paquin is a director of Quebec Railway Corporation, Aéroports de Montréal and Canadian Pacific Railway Limited.

She is a member of the Governance Committee.

C. James Prieur Toronto, ON Age: 51 Director Since: 2002 Term Expires: 2004 Common shares: 47,608	Mr. Prieur is President and Chief Operating Officer of the Corporation and of Sun Life Assurance. He was appointed President and Chief Operating Officer of the Corporation in September 1999 and President and Chief Operating Officer of Sun Life Assurance in April 1999.

Sir Bob Reid London, England Age: 69 Director Since: 1997 Term Expires: 2003 Common shares: 11,997 DSUs: — Options: 4,000	Sir Bob Reid is Chairman of The International Petroleum Exchange, Deputy Governor of the Bank of Scotland and Chairman of Avis Europe plc. He is a Non-Executive Director of HBOS plc, Siemens plc and The Merchants Trust.

He is Chairman of the Risk Review Committee and a member of the Audit and Conduct Review Committees.

Donald A. Stewart Toronto, ON Age: 56 Director Since: 1996 Term Expires: 2003 Common shares: 42,958	Mr. Stewart is Chairman and Chief Executive Officer of the Corporation and of Sun Life Assurance. He was appointed Chairman of Sun Life Assurance in April 1999 and Chairman and Chief Executive Officer of the Corporation in September 1999.

William W. Stinson Toronto, ON Age: 69 Director Since: 1985 Term Expires: 2003 Common shares: 21,429 DSUs: — Options: 4,000	Mr. Stinson is Lead Director. He is Chairman of Westshore Terminals Income Fund, a director of Grant Forest Products Inc. and a trustee of Fording Canadian Coal Trust. Mr. Stinson also serves on the Board of Directors of several of the Corporation’s subsidiaries in the United States.

Mr. Stinson will become Non-Executive Chairman on June 4, 2003.

He is Chairman of the Management Resources Committee and a member of the Governance Committee.

W. Vickery Stoughton Los Angeles, CA Age: 57 Director Since: 1988 Term Expires: 2004 Common shares: 3,725 DSUs: — Options: 4,000	Mr. Stoughton is a Corporate Director. Mr. Stoughton is a director of Biomira Inc. He is a member of the Management Resources Committee.

David G. Vice Mississauga, ON Age: 69 Director Since: 1989 Term Expires: 2003 Common shares: 16,819 DSUs: 4,256 Options: 4,000	Mr. Vice is a Corporate Director. Mr. Vice serves as a director of Stackpole Limited. Mr. Vice will retire from the board at the close of the meeting. He is a member of the Governance Committee.

(1)	“Director Since” means the date on which the director first joined the board of the Corporation. Where a director served as a director of Sun Life Assurance before the formation of the Corporation in 1999, the date on which that director first joined the board of Sun Life Assurance is indicated. Where a director served as a director of Clarica Life Insurance Company (“Clarica”) prior to the combination transaction with the Corporation on May 29, 2002, the date on which that director first joined the board of Clarica is indicated by Δ.

(2)	“Term Expires” means the director’s term expires at the close of the annual meeting in the year shown.

(3)	Mr. Hartt has elected to take his entire 2003 remuneration for acting as a director of the Corporation in DSUs.

(4)	Professor Kesner was a policyholder director of Clarica and was precluded by law from owning Clarica commons shares.

Appointment Of Auditors

It is proposed that Deloitte & Touche LLP be appointed the auditors of the Corporation.

The persons named in the enclosed form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Deloitte & Touche LLP have been auditors of the Corporation since its inception in 1999. Prior to that, Deloitte & Touche LLP, or one of its predecessor companies, have been auditors of Sun Life Assurance since the Company’s inception.

For the years ended December 31, 2002 and 2001, the fees paid by the Corporation and the Company for the audit performed by Deloitte & Touche LLP were as follows:

	Year Ended December 31

($Millions)	2002	2001

Audit Services	6.4	5.7
Audit-Related Services	1.2	1.1
Tax Services	2.2	2.9
Other Services	9.7	3.6

Included in Audit Services were $0.7 million (2001 — $0.8 million) for securities and regulatory filings related to capital transactions. In July 2002, the Board of Directors adopted a “Policy Restricting the Use of the Corporation’s External Auditors” that restricted the provision of non-audit-related services to the Corporation and the Company by the external auditor but “grandparented” projects that were under way at that time. A total of $10.7 million, comprised of approximately $1.0 million of tax services and $9.7 million of other services related to such “grandparented” projects (primarily in the United Kingdom), all of which have now been completed, was paid in 2002. Effective October 2002, the policy was amended by the Board of Directors and all services provided or to be provided by Deloitte & Touche LLP have been, or will be, pre-approved by the Audit Committee.

Shareholder Proposals

Schedule E to this Management Information Circular sets out proposals submitted by shareholders for consideration at the meeting.

Any shareholder proposals for the 2004 Annual Meeting of Shareholders must be submitted no later than March 4, 2004 by writing to the Corporate Secretary of the Corporation at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to (416) 585-9907 or by email to shareholderservices@sunlife.com in order to be considered for inclusion in the Corporation’s Management Information Circular for that meeting.

REPORT ON CORPORATE GOVERNANCE

On April 3, 2003, the directors announced that they intend to separate the positions of the Chairman and the Chief Executive Officer immediately following the annual meeting on June 4, 2003 and that William W. Stinson, currently the Lead Director, would become the Non-Executive Chairman of the Board.

Under the rules of The Toronto Stock Exchange (“TSX”), the Corporation is required to disclose information relating to its system of corporate governance. This disclosure is set out in Schedule F to this Management Information Circular and under the heading Board Governance on pages 6 and 7 of the Corporation’s 2002 Annual Report. Board and Board Committee charters are posted on the Corporation’s Web site: www.sunlife.com.

DIRECTORS’ ATTENDANCE AT MEETINGS

Following is a summary of the record of attendance by directors at Board of Directors’ meetings and all Committee meetings of the Corporation for the 12-month period ending December 31, 2002. There was full attendance at all regularly scheduled board meetings except for two directors who missed one meeting each.

Number of Meetings Attended

Name of Director	Board	Committee

Robert M. Astley (appointed June 26, 2002)	6 of 6
James C. Baillie	13 of 14	11 of 11
Dian N. Cohen, CM, LLD (retired June 26, 2002)	7 of 8	7 of 7
William R. Fatt	13 of 14	8 of 8
David A. Ganong (appointed June 26, 2002)	6 of 6	5 of 5
Germaine Gibara, CFA (appointed June 26, 2002)	6 of 6	3 of 4
Stanley H. Hartt, OC, QC	11 of 14	9 of 11
Krystyna T. Hoeg, CA (appointed June 26, 2002)	6 of 6	2 of 2
Idalene F. Kesner (appointed June 26, 2002)	6 of 6	2 of 2
The Hon. Donald S. Macdonald, PC, CC (retired June 26, 2002)	8 of 8	5 of 6
John D. McNeil, CFA	13 of 14	6 of 7
Bertin F. Nadeau	14 of 14	9 of 10
Ronald W. Osborne, FCA	14 of 14	11 of 13
Madeleine M. Paquin	13 of 14	6 of 6
C. James Prieur (appointed June 26, 2002)	6 of 6
Sir Bob Reid	10 of 14	9 of 11
Donald A. Stewart	14 of 14
William W. Stinson	13 of 14	13 of 13
W. Vickery Stoughton	13 of 14	6 of 6
David G. Vice	13 of 14	9 of 10

Summary of Board and Committee Meetings Held	Regular	Telephone	Total

Board	6	8	14
Audit	4	2	6
Conduct Review	1	—	1
Executive	1	—	1
Governance	5	1	6
Management Resources	5	1	6
Risk Review	4	—	4

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Of Directors

Directors who are officers of the Corporation or Sun Life Assurance do not receive fees for serving as directors.

The Corporation currently has an independent Lead Director (Mr. Stinson will be appointed Non-Executive Chairman of the Board immediately following the annual meeting on June 4, 2003). Effective January 1, 2003, the Lead Director receives a retainer of $250,000 as his total remuneration, plus reasonable travel and other expenses incurred in connection with carrying out the duties of the Lead Director. Prior to January 1, 2003, the Lead Director received the same annual retainer and meeting fees as the other directors plus an additional annual retainer of $26,000 for acting as Lead Director.

As of the date of this Management Information Circular, other members of the board are paid on the basis set out below, as the total amount paid in respect of their services to the Corporation and the Company. Such compensation is shared equally between the Corporation and the Company. Directors who are resident outside of Canada receive the same nominal amounts, paid in U.S. funds.

Annual Retainer		$30,000
Committee Chair Retainers:
•	Audit	$20,000
•	Risk Review	$15,000
•	Governance	$10,000
•	Management Resources	$10,000
•	Conduct Review	$0
Committee Member Retainers:
•	Audit	$10,000
•	Risk Review	$7,500
•	Governance	$5,000
•	Management Resources	$5,000
•	Conduct Review	$0
Meeting Fee (Board and Committee)		$1,500

Effective the second quarter 2001, directors who are not employees of the Corporation or any affiliate could elect to receive their remuneration in the form of deferred share units or common shares acquired on the market.

Directors are reimbursed for their reasonable costs for attendance at meetings of the Corporation or any subsidiaries of the Corporation. All meetings of the boards of the Corporation and the Company and their respective committees were generally held concurrently.

The total amount paid to the directors by the Corporation and Sun Life Assurance for the year 2002 was $1,133,394.

Certain outside directors of the Corporation serve as directors of various subsidiaries and receive additional fees for service on these subsidiary boards. As at the date of this Management Information Circular, those fees are as follows:

Subsidiary	Annual Retainer		Meeting Fee

Massachusetts Financial Services Company	US$	11,000	US$	1,000
Sun Life Assurance Company of Canada (U.S.)	US$	7,500	US$	625
Sun Life Insurance and Annuity Company of New York	US$	15,000	US$	1,250
Keyport Life Insurance Company	US$	7,500	US$	625
Independence Life and Annuity Company	US$	1,000		None
Sun Life Assurance Company of Canada (U.K.) Limited		£25,000		None
(Audit and Compliance Committee Chair)		£5,000

Share Ownership Guideline

On April 2, 2003, the board increased the minimum number of common shares and DSUs each director is required to own from three times the annual board retainer to six times the annual board retainer. Directors are expected to reach this level of share ownership within five years.

Directors’ Share Compensation Plans

Further grants under the Director Stock Option Plan were discontinued effective April 2, 2003.

A new Directors’ Share Compensation Plan (the “Plan”) was adopted by the board on April 2, 2003. Under the Plan, directors of the Corporation who are not employees of the Corporation or any affiliate, receive a quarterly award of DSUs on the last day of each quarter, initially in an amount equivalent to one quarter of the annual award under the discontinued Director Stock Option Plan. In addition, directors may annually elect to receive their annual remuneration, paid quarterly, in any combination of DSUs, common shares of the Corporation or cash.

A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. No common shares are issued by the Corporation in connection with the Plan.

The Director Stock Option Plan (the “DSOP”) provided for automatic grants of options to purchase common shares of the Corporation to directors of the Corporation who are not employees of the Corporation or any of its subsidiaries. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of the shareholders at which a director is elected, re-elected or retained as a director.

Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price will be the closing price of the common shares on the TSX on the trading day preceding the date of grant. Unless otherwise determined, the options will become exercisable as to 50% on the first anniversary of the date of grant and as to the remaining 50%, on the second anniversary of the date of grant.

Stock options will vest immediately upon the death of a director or the attainment by the director of the mandatory age for retirement from the board and the options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options, which are exercisable on the date the person ceases to be a director, may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.

Executive Compensation

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (“Named Executives”). Securities legislation provides that the Named Executives are determined on the basis of the total annual salary and bonus earned in the fiscal year 2002. The Named Executives are also officers of Sun Life Assurance. Their compensation reflects the total amount paid for their services to both the Corporation and Sun Life Assurance. Payment of such compensation was shared equally between the Corporation and Sun Life Assurance. Named Executives resident outside of Canada are compensated in U.S. dollars.

		Annual Compensation						Long-Term Compensation

								Awards	Payouts

								Securities Under
						Other Annual		Options/SARs	LTIP		All Other
		Salary		Bonus(1)		Compensation		Granted	Value		Compensation
Name and Principal Position	Year	$		$		$		#	$		$

Donald A. Stewart	2002		850,000		1,500,000		—	350,000	2,200,800	(2)		46,680	(3)
Chairman and	2001		837,500		1,000,000		—	500,000	1,151,000	(2)		15,947	(3)
Chief Executive Officer	2000		800,000		750,000		—	—	737,865	(2)		250,000	(4)

C. James Prieur	2002		702,500		822,200		—	130,000	1,293,600	(2)		13,030	(3)
President and	2001		662,500		385,600		—	260,000	742,395			5,546	(3)
Chief Operating Officer	2000		640,000		460,800		—	—	366,775	(2)		85,000	(4)

James A. McNulty III(5)	2002	US	470,000	US	329,900		—	100,000	1,170,400			18,653	(3)
Executive Vice-President,	2001	US	461,912	US	276,900		—	160,000	592,765	(2)		5,785	(3)
Sun Life Financial U.S.	2000	US	438,942	US	326,600	US	44,065	—	289,105	(2)		—

Douglas C. Henck(6)	2002	US	400,000	US	264,800	US	316,809	65,000	996,800	(2)		8,792	(3)
President,	2001	US	393,269	US	200,200	US	346,023	105,000	—			3,331	(3)
Sun Life Financial Asia	2000	US	274,038	US	177,000	US	272,346	—	—		US	75,000

John R. Wright(7)	2002	US	340,000	US	283,600	US	87,402	65,000	593,600			6,899	(3)
Executive Vice-President	2001	US	334,615	US	195,700		—	105,000	339,545	(2)		3,277	(3)
and Chief Information Officer	2000	US	319,615	US	154,700		—	—	194,175	(2)		—

(1)	Named Executives participate in an incentive compensation program which provides for annual cash payments based on the achievement of pre-determined business and individual results. For 2001, the Named Executives received the following percentage of their annual bonuses in DSUs: Mr. Stewart — 70%; Messrs. Prieur and Henck — 100%; and Messrs. Wright and McNulty — 50%. For 2000, the Named Executives received the following percentage of their annual bonuses in DSUs: Messrs. Stewart, Prieur and Henck — 100%; and Messrs. Wright and McNulty — 50%.

(2)	The Board of Directors settled these long-term incentive plan payments in DSUs.

(3)	These amounts represent the dividend equivalents credited to the Named Executive Officers under the Corporation’s Senior Executive Deferred Share Unit Plan.

(4)	Messrs. Stewart and Prieur each received a special recognition bonus during the year 2000. Mr. Prieur also received a relocation allowance in the amount of $10,000.

(5)	Mr. McNulty will retire effective August 29, 2003. Other annual compensation for Mr. McNulty in 2000 includes US$28,154 in spousal travel costs.

(6)	Mr. Henck was hired as Executive Vice-President, Sun Life Financial Asia on April 3, 2000 and resides in Hong Kong. Effective February 12, 2003, Mr. Henck was appointed President, Sun Life Financial Asia. Amounts in other annual compensation include annual allowances for housing, car, club memberships, education, financial planning, goods and services, spousal travel/home leaves and utilities. The taxable benefit for housing was US$158,092 in 2002, US$141,780 in 2001 and US$112,600 in 2000; and the goods and services allowance was US$64,055 in 2002 and US$106,674 in 2001. The amount listed in all other compensation was a signing bonus awarded at the time of hire.

(7)	Mr. Wright became Executive Vice-President and Chief Information Officer effective January 1, 2001. Amounts in other annual compensation include reimbursements for airfare, car, club memberships, housing, financial planning and tax equalization. The cost of airfare was US$48,509 in 2002.

OPTIONS/STOCK APPRECIATION RIGHTS (“SARs”) — GRANTS
DURING THE YEAR ENDED DECEMBER 31, 2002

In 2002, stock options to purchase common shares of the Corporation were granted to the Named Executives as set out in the table following. All of the options granted had an exercise price equal to the closing price of the Corporation’s common shares on the date preceding the date of the grant. The options vest over four years at the rate of 25% per year, commencing with the year following the date of grant.

					Market Value of
	Securites Under	% of Total Options/SARs			Securities Underlying
	Options/SARs	Granted to Employees	Exercise or Base Price		Options/SARs on the
Name	Granted (#)	in Financial Year	($/Security)		Date of Grant ($/Security)		Expiration Date

Donald A. Stewart	350,000	7.9%		33.16		33.16	February 18, 2012
C. James Prieur	130,000	2.9%		33.16		33.16	February 18, 2012
James A. McNulty	100,000	2.3%	US	20.84	US	20.84	February 18, 2012
Douglas C. Henck	65,000	1.5%	US	20.84	US	20.84	February 18, 2012
John R. Wright	65,000	1.5%	US	20.84	US	20.84	February 18, 2012

AGGREGATE OPTION/SAR EXERCISES AND OPTION/SAR VALUES —
FOR THE YEAR ENDED DECEMBER 31, 2002

The following table shows for each Named Executive Officer: the number of common shares acquired through stock options during the financial year ended December 31, 2002; the aggregate value realized upon exercise; and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2002. Value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2002, which was $26.71 (US$17.05) per share.

			Unexercised options/SARs at		Value of Unexercised in-the-money
			December 31, 2002		options/SARs at December 31, 2002
	Securities Acquired	Aggregate Value
Name	at Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Donald A. Stewart	—	—	62,500	787,500	—	—
C. James Prieur	—	—	32,500	357,500	—	—
James A. McNulty	—	—	25,000	235,000	—	—
Douglas C. Henck	—	—	16,250	153,750	—	—
John R. Wright	—	—	16,250	153,750	—	—

PENSION PLAN TABLES

Executive officers of Sun Life Assurance are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.

Retirement Benefits for Named Executives in Canada

The following table illustrates the total pension calculated according to the Alternate Pension Formula for principal officers of Sun Life Assurance in Canada. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target bonus over the best consecutive 36-month period of the last 120 months. The pension benefit is determined as years of service multiplied by the sum of 1.3% of pensionable earnings up to the average of the last three years’ maximum pensionable earnings (“YMPE”) and 1.65% of average pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by the Canada Customs and Revenue Agency. In no event can the pension exceed 85% of the participant’s highest average base salary. The credited years of service are limited to 35.

The pension is payable to Canadian Named Executives from a combination of the Company’s Canadian Staff Pension Plan (a non-contributory defined benefit pension plan) and the Company’s Canadian Staff Non-Registered Pension Plan. Upon retirement, income is payable for the life of the executive officer with a 60% survivor option for married employees and a life only benefit for single employees.

Annual Pension Canada

	Years of Service

Average Pensionable Earnings	15	20	25	30	35

$200,000	$47,488	$63,317	$79,146	$94,975	$110,804
$300,000	$72,238	$96,317	$120,396	$144,475	$168,554
$400,000	$96,988	$129,317	$161,646	$193,975	$226,304
$600,000	$146,488	$195,317	$244,146	$292,975	$341,804
$800,000	$195,988	$261,317	$326,646	$391,975	$457,304
$1,000,000	$245,488	$327,317	$409,146	$490,975	$572,804
$1,200,000	$294,988	$393,317	$491,646	$589,975	$688,304
$1,400,000	$344,488	$459,317	$574,146	$688,975	$803,804
$1,600,000	$393,988	$525,317	$656,646	$787,975	$919,304
$2,000,000	$492,988	$657,317	$821,646	$985,975	$1,150,304

Retirement Benefits for Named Executives in the United States

The following table illustrates the total annual pension for employees in the United States who are eligible to participate in the U.S. Employees’ Retirement Income Plan and accompanying Trust (the “Plan”). Under the Plan, income is payable for the life of the eligible officer. The normal form of pension for single employees is a life annuity; for married individuals it is an actuarially reduced 50% joint and survivor benefit.

Pensionable earnings for this purpose are calculated using the highest average of base earnings and incentive payment, up to target, earned over the highest consecutive 36-month period in the last 120 months. The pension benefit is determined by years of service (maximum of 30) multiplied by 1.67% of the pensionable earnings, plus 0.5% of pensionable earnings for service in excess of 30 years (to a maximum of 40).

In no event can the annual pension benefit exceed US$140,000 at the normal retirement age as defined by the United States Social Security Office. The maximum pensionable earnings that can be used to determine this benefit are US$200,000. Benefits attributable to pensionable earnings over the maximum are accounted for under the United States Excess Plan, a pension plan with terms similar to the Plan. The following table shows combined benefits under both the Plan and the United States Excess Plan.

Annual Pension United States (US$)

	Years of Service

Average Pensionable Earnings	15	20	25	30	35

$200,000	$50,000	$66,667	$83,333	$100,000	$105,000
$300,000	$75,000	$100,000	$125,000	$150,000	$157,500
$400,000	$100,000	$133,333	$166,667	$200,000	$210,000
$600,000	$150,000	$200,000	$250,000	$300,000	$315,000
$800,000	$200,000	$266,667	$333,333	$400,000	$420,000
$900,000	$225,000	$300,000	$375,000	$450,000	$472,500

Years of Credited Service

The projected years of credited service under the Named Executives’ respective pension plans, at their normal retirement date, are as follows: Mr. D.A. Stewart — 35 years; Mr. C.J. Prieur — 35 years; Mr. J.A. McNulty — 16 years; Mr. D.C. Henck — 28 years; and Mr. J.R. Wright — 22 years.

CHANGE OF CONTROL CONTRACTS

The Corporation and Sun Life Assurance have entered into change of control contracts with the Named Executives and certain other senior officers. In the event of a change of control which results in the termination of the employment of the executive, the contracts provide for up to 24 months, and in the case of the Chief Executive Officer up to 36 months, of base pay and target incentive compensation from the date of actual termination. Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved. On a change of control, outstanding Units awarded under the Restricted Share Unit Plan will become vested and all outstanding stock options vest and become exercisable for a period of up to 36 months after termination.

For these purposes, a change in control is (i) a consolidation or merger of the Corporation or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of the Corporation or Sun Life Assurance to a non-affiliate; (iii) a change in the majority (more than 50%) of the directors of the Corporation; or (iv) the acquisition by a non-affiliate of more than 20% of the voting shares of the Corporation or Sun Life Assurance.

REPORT ON EXECUTIVE COMPENSATION — PRESENTED BY THE
MANAGEMENT RESOURCES COMMITTEE

Composition of the Management Resources Committee

The Board of Directors of the Corporation has assigned to the Management Resources Committee (the “Committee”) responsibility for reviewing overall compensation policies and reviewing and recommending compensation for senior officers of the Corporation, including those listed in the Summary Compensation Table as Named Executives. The Committee also has responsibility for assessing, on an annual basis, the performance of the Chairman and Chief Executive Officer. The Committee is comprised of six independent directors of the Corporation. During 2002, the following individuals served as members of the Committee: William W. Stinson (Chair), William R. Fatt, Ronald W. Osborne and W. Vickery Stoughton. On June 26, 2002, David G. Vice retired from the Committee and James C. Baillie and David A. Ganong joined the Committee.

Compensation Philosophy and Process

The Corporation’s compensation policies in each country of operation are designed to attract and retain top quality employees. Compensation programs are intended to motivate employees to contribute to the achievement of business objectives to the full extent of their potential, to reward them for their individual contribution to annual business results and to encourage the creation of value over the longer term.

The structure of the total compensation package varies in accordance with the level and nature of the employee’s position in the organization. Generally, the higher the level of the position, the greater the portion of the compensation package that is variable and at risk, recognizing the degree to which the employee is able to influence overall business results.

In establishing competitive levels of executive compensation, the Committee reviews information obtained through surveys conducted by independent consulting firms in Canada and the United States, supplemented by other sources of information. For Canadian-based executives, the Committee compares the compensation of the Corporation’s Named Executives primarily to major Canadian banks and insurance companies. For United States-based executives, the Committee compares the compensation of the Named Executives to comparable insurance companies. Based on the survey information, the Committee determines and recommends to the Board of Directors, for approval, salary adjustments and incentive awards for the Chief Executive Officer of the Corporation. The Committee also considers and seeks approval from the Board of Directors for compensation recommendations from the Chief Executive Officer pertaining to positions at the Executive Vice-President level and above, and the Appointed Actuary.

Commencing in 2003, the total direct compensation for senior officers at the Executive Vice-President level and above will range from the 25th to 75th percentile of the competitive market based on the overall results of the Corporation, the businesses for which they are accountable and individual performance. This may result in paying above median compensation when the Corporation and applicable businesses perform exceptionally well relative to plans and the competition, while delivering significantly lower compensation if results fail to meet expectations.

Composition of Executive Compensation

Total direct compensation for senior officers of the Corporation is comprised of base salary and annual, mid-term and long-term incentive compensation.

BASE SALARIES

Salaries of the Named Executives are reviewed annually on April 1 and adjusted, as appropriate, based on individual performance, capabilities, responsibilities and competitive market data. With the exception of C. James Prieur, President and Chief Operating Officer, the salaries of the Named Executives were not adjusted in 2002.

ANNUAL INCENTIVE COMPENSATION

The Sun Life Financial Management Incentive Plan provides participants an opportunity to earn cash awards based on the performance of the Corporation, business unit or functional area, as well as individual contribution. For 2002, target award levels for the achievement of objectives range from 50% to 100% of base salary for the Named Executive Officers. Maximum award levels for outstanding performance range from 100% to 200% of base salary. No incentive compensation is payable where individual performance is not satisfactory. In 2002, corporate results were assessed in relation to net income and to accomplishment of plans relating to the strategic re-shaping of the Corporation. In determining awards for 2002, the Committee recognized the earnings performance along with the completion of the historic transaction with Clarica and the integration of Keyport Life Insurance Company (“Keyport”) in the United States, combined with other strategic initiatives and transactions which strengthened the Corporation’s international focus and potential. Commencing in 2003, the results of the Corporation will be assessed on the basis of overall financial performance in relation to net income and other key objectives including Relative Total Shareholder Return, Growth in Earnings Per Share, Value of New Business and Policyholder considerations.

LONG-TERM AND MID-TERM INCENTIVE COMPENSATION

a)   Unit Value Appreciation Plan:

The Unit Value Appreciation Plan (“UVA Plan”) was introduced in 1998, prior to the demutualization of the Company. No grants have been made under the UVA Plan since February 2000, with the final Units vesting on December 31, 2002. The UVA Plan has been discontinued, having been replaced in 2001 by the Executive Stock Option Plan. The purpose of the UVA Plan was to more directly align the interests of participants with the long-term interests of the Corporation, to focus participants on long-term value creation, to foster and support an ownership culture and to provide a competitive total compensation package to attract and retain leadership talent. The UVA Plan, designed to pay out in cash or DSUs, generates an award based on the increase in the value of the Corporation over a multi-year period. The final awards under the UVA Plan were settled in February 2003, based on 2002 earnings. The UVA Units increased in value by 69% over the three-year performance period, compared with an increase in share price of 114% over the same period.

b)   Restricted Share Unit Plans:

In 2002, two Restricted Share Unit (“RSU”) Plans were introduced; the Clarica RSU Plan and the Sun Life Financial RSU Plan. These mid-term Plans reward senior officers for their contribution to the performance of the Corporation, while increasing alignment between their compensation and the interests of shareholders. An RSU is equivalent to a common share of the Corporation and will have a value equal to the fair market value, as determined under the Plan, of a common share on the date of grant. Plan participants must hold the RSUs for 36 months from the date of grant. Dividends are accumulated in the form of additional RSUs at the same rate as dividends are paid on the Corporation’s common shares. The redemption value is the then fair market value of an equal number of the Corporation’s common shares.

The Clarica RSU Plan was designed for specific incentive purposes relating to certain Clarica senior officers. No further awards will be made under this plan.

The Sun Life Financial RSU Plan provides an incentive compensation alternative to stock options. Under the new program for 2003, stock option grants are reduced and RSU awards are introduced. In addition, the Corporation may use the RSU plan to reward significant achievements or to support certain corporate objectives.

c)   Executive Stock Option Plan:

The Executive Stock Option Plan (the “Plan”) authorizes the Committee to make discretionary grants of options to purchase common shares to employees of the Corporation and its affiliates. The Plan is designed to reward eligible employees in relation to increases in shareholder value.

Under the Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on the TSX on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee. Options vest immediately on the death of a participant and are exercisable for 12 months. Grants under the Plan are subject to early termination in the event that a participant’s employment is terminated.

At the discretion of the Corporation, an option granted under the Plan may have stock appreciation rights entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option.

d)   The Senior Executives’ Deferred Share Unit Plan:

The Corporation established the Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) in 2000. The objective of the DSU Plan is to enhance the alignment of senior officers’ and shareholders’ interests and to provide an opportunity to assist senior officers in achieving the Corporation’s share ownership guidelines. There are three components of the DSU Plan:

1.	Each eligible executive may elect to receive 0%, 50%, 75% or 100% of his or her annual incentive in the form of DSUs, subject to the approval of the Committee. The executive may elect to participate in the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs which have a value equal to the market price of a common share of the Corporation, as determined under the Plan.

2.	The Committee required that the value of a payout from the UVA Plan be converted to DSUs if the executive had not met the stock ownership guidelines. In this case, the DSUs had a value equal to the average market price of a common share of the Corporation at the end of the Plan performance period to which the payout relates.

3.	In addition, special discretionary DSU awards may be made by the Board of Directors to recognize significant achievements or to support certain corporate objectives.

The DSUs attract dividends in the form of additional DSUs at the same rate as dividends are paid on the Corporation’s common shares. The executive is not permitted to redeem the DSUs until termination, death or retirement. The value of the DSUs may be settled by the Corporation in cash or converted to common shares purchased on the open market. The value of the DSUs at the time of redemption will be based on the fair market value of the Corporation’s common shares immediately before their conversion.

Stock Ownership Guidelines

To align the interests of the senior officers with the interests of the shareholders, guidelines have been established for certain senior officers which require holdings of the Corporation’s common shares, including DSUs, proportionate to the individual’s compensation and position. A reasonable period of time is provided to meet these requirements. The guidelines are as follows: Chief Executive Officer — 5 times base salary, President and Chief Operating Officer — 3 times base salary, Presidents of major business groups and Executive Vice-Presidents — 2 times base salary, and certain other senior officers — 1 times base salary.

Chief Executive Officer’s Compensation

The Committee reviews the performance of the Chairman and Chief Executive Officer during and after the conclusion of each year, taking into consideration the financial performance of the Corporation and the leadership provided in relation to the development and execution of the Corporation’s strategy, leadership development and succession, setting and maintaining high ethical standards and maintaining effective relationships with shareholders, policyholders, government and regulatory agencies. On a regular basis throughout the year and after year-end, the Committee reviews overall Corporation performance as well as individual business operations’ results against pre-determined targets. In 2002, under Mr. Stewart’s leadership, the Corporation achieved strong earnings performance, completed the historic transaction with Clarica and the integration of Keyport in the United States, strengthened leadership bench strength, commenced an insurance operation in China and experienced significant revenue growth in other parts of Asia.

Mr. Stewart’s base salary remained at $850,000 in 2002. He earned an annual incentive compensation award for 2002, based on the performance of the Corporation and his achievement of strategic objectives, of $1,500,000. Under the UVA Plan, he was entitled to an award of $2,200,800 with respect to the Units granted to him in 2000, having a three-year performance period, vesting on December 31, 2002. This award was settled in DSUs, each with a unit price of $27.82. In 2002, Mr. Stewart was granted 350,000 options under the Executive Stock Option Plan, which vest at the rate of 25% per annum, commencing one year following the date of grant.

The Management Resources Committee presents this report on Executive Compensation:

William W. Stinson, Chair James C. Baillie William R. Fatt	David A. Ganong Ronald W. Osborne W. Vickery Stoughton

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at April 8, 2003, the aggregate indebtedness entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries by all directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $32,331,810. Of this aggregate indebtedness, $28,987,707 relates to financing provided by Massachusetts Financial Services Company (“MFS”) to eligible MFS employees for purchases of common shares of MFS under the MFS Equity Purchase and Participation Plan. The balance is related to loans provided by McLean Budden Limited to eligible officers of that company for purchases of common shares of McLean Budden Limited. No indebtedness was incurred by directors or officers, former directors or officers or proposed directors of the Corporation for the purchase of securities of the Corporation or its subsidiaries.

As at April 8, 2003, the aggregate indebtedness entered into for purposes other than in connection with the purchase of securities, by directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $5,964,425. The majority of this indebtedness relates to housing loans to employees, secured by their principal residences. No directors, executive officers or senior officers of the Corporation were indebted to the Corporation or any of its subsidiaries, other than for “routine indebtedness”, except advances made to the following employees whose income is taxed in both the United States and Canada. These amounts represent the tax refund receivable by the employee by virtue of having received credit for the tax paid in the other jurisdiction. The advance is repayable within 15 days of receipt of the refund. No amounts currently remain outstanding under these advances and the Corporation will no longer provide tax refund advances in future.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding as at April 8, 2003

C. James Prieur, President and Chief Operating Officer	Sun Life Assurance Company of Canada	US$59,200	US$0

John R. Wright, Executive Vice-President and Chief Information Officer	Sun Life Assurance Company of Canada	US$70,332	US$0

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer or senior officer of the Corporation has or has had any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction which has materially affected or will materially affect the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return, at December 31, 2002, for $100 invested in common shares, with the cumulative total return of the TSX 300 Stock Index since March 22, 2000, the date on which the Corporation first issued shares to its shareholders. It is assumed that dividends declared on common shares of the Corporation were reinvested at the share price on the payment date.

NORMAL COURSE ISSUER BID

Under a normal course issuer bid (the “Issuer Bid”) application filed with the TSX on February 10, 2003, the Corporation gave notice of intent to purchase up to 30,917,085 common shares of the Corporation, representing approximately 5% of the common shares issued and outstanding. Under the Issuer Bid, which covers the period from February 14, 2003 to January 5, 2004, the Corporation has purchased 5,597,000 of its common shares as of April 8, 2003. A copy of the Notice of Intention to make the Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary’s office.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased Directors’ and Officers’ liability insurance with an aggregate limit of $200,000,000 per loss. The Corporation will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Corporation is not permitted to grant indemnification, the policy will respond to individual directors directly and no deductible will be applied. The policy expires on May 15, 2004 and has an annual premium of $1,563,158.

ADDITIONAL INFORMATION

The following documents are available, upon request, from the Corporate Secretary’s office: this Management Information Circular; the 2002 Annual Report containing the consolidated financial statements for the year ended December 31, 2002; any quarterly reports issued after the Annual Report; Management’s Discussion and Analysis of the Corporation’s condition and results of operations for 2002; and the Corporation’s latest Annual Information Form and any document incorporated by reference in the Annual Information Form.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular to shareholders, directors and the auditors of the Corporation have been approved by the Board of Directors of the Corporation.

Joan M. Wilson
Vice-President and Corporate Secretary

April 17, 2003

SCHEDULE A

“RESOLVED AS A SPECIAL RESOLUTION THAT the name of the Corporation be and it is hereby changed from Sun Life Financial Services of Canada Inc. to Sun Life Financial Inc., and in French, Financière Sun Life inc., and that the letters patent and by-laws of the Corporation be amended accordingly;

AND THAT any two officers or directors of the Corporation be and are hereby authorized to apply to the Minister of Finance (Canada) for letters patent of amendment to effect the foregoing change of name, and to do such other acts and things and to execute and deliver all such other documents and instruments, whether under the corporate seal of the Corporation or otherwise, as may be necessary or desirable to give effect to this resolution;

AND THAT if it deems such action necessary, the Board of Directors is hereby authorized to revoke this resolution at any time prior to the filing of letters patent of amendment evidencing such name change without further approval of the shareholders of the Corporation.”

SCHEDULE B

“RESOLVED THAT the replacement of existing Section 2.3 of By-Law No. 1 with the following amended and restated Section 2.3 of By-Law No.1 is confirmed:

’Each director shall be elected for a term of one year. A person is not eligible to be elected a director if that person has reached the age of 70 years or such lesser age as may be established from time to time by the Board of Directors.’”

SCHEDULE C

“RESOLVED AS A SPECIAL RESOLUTION THAT the replacement of existing Section 2.6 of By-Law No. 1 with the following amended and restated Section 2.6 of By-Law No. 1 is confirmed:

’The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,250,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.’”

SCHEDULE D

“RESOLVED THAT the replacement of existing Section 4.1 of By-Law No. 1 with the following amended and restated Section 4.1 of By-Law No.1 is confirmed:

’The chairman at all meetings of shareholders of the Corporation shall be:

(a)	the Chairman of the Board of Directors; or

(b)	in the absence of the Chairman of the Board of Directors, a non-management director chosen as the chairman of the meeting by the directors who are present.’"

SCHEDULE E

Shareholder Proposals

The following five proposals have been submitted to the Corporation for consideration at the Annual Meeting of Shareholders.

Proposal Nos. 1 — 4 have been submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1S2. The proposals were submitted in English and translated into French by the Corporation.

Proposal No. 5 has been submitted by Mr. Sean O’Ryan, on behalf of the United Association Canadian Pipeline Industry National Pension Trust Fund, 901 Massachusetts Avenue, N.W., Washington,. D.C. 2001. The proposal was submitted in English and translated into French by the Corporation.

Proposal No. 1: Separate the positions of Chairman and CEO

To comply with modern standards of corporate governance, it shall be the policy of Sun Life Financial Services of Canada Inc. (the “Corporation”) and Sun Life Assurance Company of Canada (the “Company”) to elect a person to chair the Board of Directors who is not the current CEO or a previous CEO of the Corporation or the Company. This practice shall become formal policy of the Corporation and the Company, and no significant change to this policy shall be allowed without the approval of the Shareholders.

Shareholder’s Explanation:

The purpose of the Board of Directors is to represent the interests of the Shareholders and Policyholders, particularly with respect to monitoring the performance of the Chief Executive Officer. This function cannot be properly carried out by a Board that is chaired either by the current CEO or by a former CEO. The Royal Bank of Canada, the largest financial institution in this country, is one of several leading companies that have already acknowledged the wisdom of separating the roles of Chairman and CEO, so it is now appropriate to have Sun Life Financial’s Shareholders and Policyholders adopt and entrench this policy.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

On April 3, 2003, the directors announced that they intend to separate the position of Chairman and Chief Executive Officer immediately following the annual meeting on June 4, 2003.

While it is the present intention of the Board of Directors to separate the position of Chairman and Chief Executive Officer on a permanent basis, the board believes it is advisable to retain the flexibility to adopt an alternate leadership structure in the future in appropriate circumstances. Therefore, the Board of Directors believes it is preferable not to adopt the requirement of a non-executive Chairman as a formal policy.

Proposal No. 2: Stock options shall be phased out

It shall henceforth be the policy of the Corporation to cease issuing stock options, and where possible the Corporation shall cancel or phase out existing stock options.

Shareholder’s Explanation:

Recent events have exposed the serious negative aspects of stock options. Accounting for the costs of stock options in the financial statements does not solve all of the problems, and raises concerns about how options are evaluated. If the purpose of incentive programs is to “align the interests” of senior executives and other insiders with those of the Shareholders, the result should be long-term ownership of the Corporation’s shares by the insiders. The Board of Directors has an obligation to establish incentive programs that are fair, reasonable, and transparent, and that ensure that the desired “alignment of interests” extends beyond the date on which any benefiting insider retires.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

The Board believes that well managed stock option grants remain a valid component of compensation for senior officers.

The Board of Directors has assigned responsibility for reviewing overall compensation policies and recommending compensation for senior officers of the Corporation to the Management Resources Committee, which is composed exclusively of non-management, independent directors. The Corporation’s overall compensation policies, including incentives such as stock options, are based on a pay-for-performance philosophy with the objective of motivating senior officers to increase shareholder value by achieving long-term results.

Stock options are an important component of the Corporation’s compensation policies which serve to align senior officer compensation with the results realized by shareholders. The Corporation’s Executive Stock Option Plan provides for time-based vesting with no more than 25% of options generally vesting in a given year. Time-based vesting aligns senior officer compensation with increasing shareholder value as options do not benefit the holder unless there is an appreciation of the Corporation’s common share price. Options are granted to the executive officers of the Corporation and to selected middle management employees, thus extending the motivational effect of options over a large group of employees.

Recognizing the importance of transparent accounting for stock options, the Corporation became the first major financial institution in Canada to begin expensing options with the release of its second quarter results in July 2002.

Stock options are one of several components of executive compensation designed to motivate executives to create long-term value for shareholders. As described in the Report on Executive Compensation on pages 18 to 21 of this Management Information Circular, the Management Resources Committee employs a range of mid-term and long-term incentives to align senior officer compensation with the results realized by shareholders. The Restricted Share Unit (“RSU”) Plan introduced in 2002 provides an incentive compensation alternative to stock options which requires plan participants to hold RSUs for 36 months from the date of grant. Under the new program for 2003, stock option grants are reduced and RSU awards are introduced. Stock options are used along with RSUs because each has a different purpose and distinct tax and leverage characteristics. The combination of these two programs provides a balance in motivating performance.

In addition, the Stock Ownership Guideline further aligns the interests of senior officers with the interests of shareholders by requiring the Corporation’s most senior officers to hold common shares of the Corporation proportionate to the individual’s compensation and position, making them financially at risk if the market value of the Corporation’s common shares declines.

The Management Resources Committee regularly reviews the Corporation’s executive compensation programs based on best practices in the marketplace. As compensation practices evolve, the Management Resources Committee is committed to ensuring that the compensation programs employed by the Corporation continue to meet industry best practices consistent with the Corporation’s overall compensation policies. Accordingly, the Board of Directors believes that the proposal is not necessary in light of existing compensation policies of the Corporation.

Proposal No. 3: Executive compensation policies shall include penalties as well as incentives

The Board of Directors of the Corporation shall formulate and adopt policies for the compensation of senior executives that provide a balance of incentives and penalties. To the extent that senior executives are rewarded for good performance, their overall compensation shall also be subject to proportionate reductions when the Corporation suffers poor performance under their leadership.

Shareholder’s Explanation:

Shareholders have become increasingly concerned about the high levels of salary, bonus, stock incentives and other compensation paid to senior executives. The stated justification for such high compensation is to reward the executives for good performance of the Corporation. However, to be fair to the Shareholders, all forms of executive compensation should be subject to substantial reductions when the executives’ actions result in poor performance of the Corporation.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

The Board believes that the current executive compensation practices for senior officers already effectively addresses the concerns identified by this Proposal.

The Board of Directors has assigned responsibility for reviewing overall compensation policies and recommending compensation for senior officers of the Corporation to the Management Resources Committee, which is composed exclusively of non-management, independent directors. The Corporation’s overall compensation policies, including incentives such as bonuses, are based on a pay-for-performance philosophy with the objective of motivating senior officers to increase shareholder value by achieving long-term results. As described in the Report on Executive

Compensation on pages 18 to 21 of this Management Information Circular, the higher the level of position within the Corporation, the greater the portion of the compensation package that is variable and at risk, recognizing the degree to which the employee is able to influence overall business results.

The compensation policy ensures that incentive-based compensation comprises a significant component of senior officers’ compensation and links annual incentive awards to the Corporation’s relative and absolute performance compared to its competitors within the industry. For example, the calculation of awards under the Management Incentive Plan is based on the performance of the Corporation as a whole, the performance of the business unit or functional area for which the senior officer has responsibility, and individual contributions. Accordingly, a significant component of a senior officer’s total compensation is already at risk if the senior officer fails to meet challenging individual and business goals.

In addition, because the Stock Ownership Guidelines require the Corporation’s most senior officers to hold common shares of the Corporation proportionate to the individual’s compensation and position, these senior officers are financially at risk if the market value of the Corporation’s common shares declines.

The Management Resources Committee regularly reviews the Corporation’s executive compensation programs based on best practices in the marketplace. As compensation practices evolve, the Management Resources Committee is committed to ensuring that the compensation programs employed by the Corporation continue to meet industry best practices consistent with the Corporation’s overall compensation policies. Accordingly, the Board of Directors believes that the proposal is not necessary in light of existing compensation policies of the Corporation.

Proposal No. 4: Set a reasonable threshold for nomination of Directors representing Shareholders

It shall be the policy of the Corporation to accept the nomination of a Shareholder to the Board of Directors upon receipt of a formal proposal signed by a minimum of 100 beneficial or registered Shareholders, each of whom owns a minimum of 100 shares, but they must represent total shareholdings of at least 100,000 voting shares of the Corporation (which means an average holding of 1,000 shares per Shareholder, with the minimum number of signatories).

Shareholder’s Explanation:

Under the Insurance Companies Act, the Corporation is not compelled to accept the nomination of a Shareholder to the Board of Directors unless the Shareholder submits a proposal signed by the owners of a minimum of 5% of the voting shares of the Corporation. This is insurmountable for ordinary Shareholders of modest means, but it is within the Corporation’s powers to adopt a policy that sets a lower threshold for nomination. The standard that is proposed here is high enough to demonstrate commitment and to avoid abuse, as it requires the support of owners of more than $2,500,000 worth of the Corporation’s shares and also requires the support of a significant number of individuals with more than a token investment. The final decision as to whether any individual is to be elected to the Board of Directors will, of course, continue to rest with the Shareholders in total, voting in person or by proxy at the annual meeting.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

The purpose of the requirement in the Insurance Companies Act requiring the holders of a minimum of 5% of the shares entitled to vote to endorse any nomination is to ensure that persons so nominated represent the interests of all shareholders.

The Board of Directors has assigned responsibility for identifying and recommending candidates for nomination as directors of the Corporation to the Governance Committee, which is composed exclusively of non-management, independent directors. The Governance Committee selects nominees with experience in a wide variety of businesses and professions with a balance of geographical and business sector representation based on criteria which, on an individual level, stipulates the personal and professional characteristics and expectations for directors. In addition, the Governance Committee determines the optimal Board size and mix of skill and talents required for overall effectiveness of the Board and its committees.

The Corporation believes that the present process results in a strong, independent and experienced Board of Directors that is dedicated to representing the interests of all shareholders on an equal basis.

Proposal No. 5: Adoption of indexed options

Resolved, that the shareholders of Sun Life Financial Services of Canada Inc. (the “Corporation”) request that the Board of Directors adopt an executive compensation policy that future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Corporation’s stock price performance exceeds the peer group performance level.

Shareholder’s Explanation:

We support executive compensation policies that provide challenging performance objectives and motivate executives to maximize long-term corporate value. Unfortunately, stock option grants often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants in which the exercise price is not indexed to peer group performance often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Our resolution requests that the Corporation’s Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Corporation’s proxy statement to compare five-year stock price performance.

Implementing an indexed stock option plan would mean that our Corporation’s participating executives would receive payouts only if the Corporation’s stock price performance was better than that of the peer group average. At present, stock options granted by the Corporation are not indexed to peer group performance standards. As long-term owners, we believe that our Corporation would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance.

The Board of Directors recommends voting AGAINST this proposal for the following reasons:

The Board believes that the current executive compensation practices for senior officers already effectively addresses the concerns identified by this Proposal.

The Board of Directors has assigned responsibility for reviewing overall compensation policies and recommending compensation for senior officers of the Corporation to the Management Resources Committee, which is composed exclusively of non-management, independent directors. The Corporation’s overall compensation policies, including incentives such as stock options, are based on a pay-for-performance philosophy with the objective of motivating senior officers to increase shareholder value by achieving long-term results. Explicit in this philosophy is a benchmarking of the Corporation’s relative and absolute performance compared to its competitors within the industry.

Stock options are only one of the components of executive compensation designed to motivate executives to create long-term value for shareholders. As described in the Report on Executive Compensation on pages 18 to 21 of this Management Information Circular, the Management Resources Committee employs a range of mid-term and long-term incentives to align senior officer compensation with the results realized by shareholders. The Restricted Share Unit (“RSU”) Plan introduced in 2002 provides an incentive compensation alternative to stock options which requires plan participants to hold RSUs for 36 months from the date of grant. Under the new program for 2003, stock option grants are reduced and RSU awards are introduced. In addition, the Stock Ownership Guidelines further aligns the interests of senior officers with the interests of shareholders by requiring the Corporation’s most senior officers to hold common shares of the Corporation proportionate to the individual’s compensation and position, making them financially at risk if the market value of the Corporation’s common shares declines.

The Management Resources Committee regularly reviews the Corporation’s executive compensation programs based on best practices in the marketplace. As compensation practices evolve, the Management Resources Committee is committed to ensuring that the compensation programs employed by the Corporation continue to meet industry best practices consistent with the Corporation’s overall compensation policies. Accordingly, the Board of Directors believes that the proposal is not necessary in light of existing compensation policies of the Corporation.

SCHEDULE F

Sun Life Financial Services of Canada Inc.’s Alignment with
The Toronto Stock Exchange Guidelines for Improved Corporate Governance

This schedule compares the Corporation’s governance procedures with The Toronto Stock Exchange’s Guidelines for Improved Corporate Governance (including revisions proposed in 2002). Procedures that relate to the enactment of the Sarbanes-Oxley Act of 2002 (“SOX”) and New York Stock Exchange rule proposals are also noted.

Sun Life
Financial's
The Toronto Stock Exchange Guidelines			Alignment	Governance Procedure at Sun Life Financial

1.	The board shall explicitly assume responsibility for the stewardship of the corporation and specifically for:		Yes	In discharging its duty to supervise the management of the business and affairs of the Corporation, the board has the following stewardship responsibilities:

	(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes	The board approves the Corporation’s vision and mission statement, reviews the effectiveness of the strategic planning process, approves business objectives and strategic plans. The board frequently discusses and monitors corporate performance against the strategic plan.

	(b)	identification of the principal risks of the corporation’s business and implementation of appropriate systems to manage those risks;	Yes	The board, through its Risk Review Committee, oversees the major areas of risk facing the organization. The board reviews, approves and monitors adherence to policies and procedures for the management and control of risk, compliance with legislative and regulatory requirements and monitoring compliance with the Code of Business Conduct.

	(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The board, through its Management Resources Committee, oversees succession planning and selects and evaluates the CEO and other members of management.

	(d)	communications policy;	Yes	The board approves financial results reported to shareholders and other stakeholders and approves policies with regard to confidentiality of information and securities trading by employees, corporate communications, interaction with analysts and public disclosure.

	(e)	integrity of internal control and management information systems.	Yes	The board, through its Audit Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets. As required by SOX, the CEO and CFO have provided signed certifications relating to the contents of the annual statutory reports.

2.	A majority of directors should be “unrelated”. NYSE proposals will require a majority of “independent” directors.		Yes	Three of the directors are “related” management directors: Donald A. Stewart, C. James Prieur and Robert M. Astley. John D. McNeil, who retired as Chairman and Chief Executive Officer in April 1999 is also considered a “related” director. Fourteen of 18 directors are considered to be unrelated and independent of the Corporation.

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

	NYSE proposals will require the board to affirmatively determine no material relationship exists with a director in order to determine independence.		Yes	Based on information provided by the directors as to their individual circumstances, the Governance Committee, on behalf of the board, has determined that 14 of 18 directors are unrelated and independent of the Corporation.

Sun Life
Financial's
The Toronto Stock Exchange Guidelines		Alignment	Governance Procedure at Sun Life Financial

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

NYSE proposals will require a nominating committee composed solely of “independent” directors.	Yes	The Governance Committee assesses the effectiveness of the corporate governance process, recommends nominees for election as directors to the board and monitors effectiveness of individual directors and the board as a whole.

The Governance Committee is composed exclusively of unrelated and independent directors.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	On an annual basis, the Governance Committee reviews the effectiveness of the board and each board committee and oversees a peer evaluation process to provide feedback to individual directors on their effectiveness.

6.	Each corporation should provide an orientation and education program for new directors.	Yes	The Governance Committee approves the orientation program for new directors and an ongoing business seminar program for all board members. The Corporation regularly updates a Directors’ Manual for new and existing board members.

7.	The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	The By-laws of the Corporation allow for a board of between 8 and 20 members. Following the annual meeting, the number of board members will be reduced from 18 to 17. Three directors will be retiring at the time of the 2004 annual meeting. It is currently anticipated that going forward the board will not exceed 16 members.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.	Yes	The Governance Committee reviews annually the adequacy and form of compensation paid to Directors.

9.	Subject to Guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated.

	NYSE proposals will require that the audit, compensation and nominating committees be composed solely of “independent” directors.	Yes	All Committees of the board are composed exclusively of unrelated and independent directors other than the Risk Review Committee, of which Mr. McNeil is a member.

10.	The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the approach to corporate governance issues.	Yes	The Governance Committee develops the approach of the Corporation to corporate governance matters and makes recommendations to the board as to all such matters.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management’s responsibilities.	Yes	Charters have been developed for the board and board committees. Position descriptions are in place for the CEO and the Lead Director.

	In addition the board should approve or develop the corporate objectives, which the CEO is responsible for meeting, and assess the CEO against those objectives.	Yes	Annually, the Board approves the corporate objectives that the CEO is responsible for meeting and assesses the CEO’s performance against the previous year’s objectives.

Sun Life
Financial's
The Toronto Stock Exchange Guidelines		Alignment	Governance Procedure at Sun Life Financial

12.	The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”.	Yes	The board has a Lead Director who is responsible for providing leadership to enhance the effectiveness and independence of the board. The Lead Director also ensures that the respective responsibilities of the board and those of management are well understood.

Immediately following the 2003 Annual Meeting, Mr. Stinson will be appointed Non-Executive Chairman. Currently, Mr. Stinson is the Lead Director and Chairman of the Management Resources Committee.

	The chair or lead director should ensure that the board carries out its responsibilities effectively, which may involve the board meeting on a regular basis without management present and assigning responsibility for administering the board’s relations to management to a committee of the board.	Yes	The Lead Director chairs a session at the conclusion of each board meeting without members of management present.

13.	The audit committee should be composed only of unrelated directors. All members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.	Yes	All members of the Audit Committee meet the standards of being unrelated and independent directors who are financially literate. The Chairman of the Audit Committee, Mr. Osborne, and Ms. Hoeg, a member of the Audit Committee, are chartered accountants.

	The board should adopt a charter for the audit committee, which sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The roles and responsibilities of the Audit Committee are set out in the Committee’s Charter, which has been approved by the board.

	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	At each regular meeting, the Audit Committee meets with the external auditor without management present, and with the chief internal auditor without either the external auditors or management present.

	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee requires management to implement and maintain appropriate internal control procedures, and reviews, evaluates and approves the procedures.

	NYSE proposals will disallow any compensation to members of the Audit Committee other than directors’ fees paid by the company.	Yes	None of the members of the Audit Committee receive any compensation from the Corporation other than directors’ fees.

Sun Life
Financial's
The Toronto Stock Exchange Guidelines		Alignment	Governance Procedure at Sun Life Financial

14.	The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	The Governance Committee considers, and if thought fit, approves requests from directors or Committees of the board for the engagement of special advisors at the expense of the Corporation.